082-05066

ERSTE BANK

ERSTE BANK
DER OESTERREICHISCHEN
SPARKASSEN AG

Graben 21
1010 Wien
Tel.: +43 (0)5 0100 - DW
Fax: +43 (0)5 0100 9 - 10100

Firmensitz Wien
Gerichtsstand Wien
FB-Nr. 33209 m
DVR 0031313, BLZ 20111

RECEIVED
2006 SEP 11 A 10:15
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FAX-ÜBERMITTLUNG/TRANSMISSION

SUPPL

Absender/From		Empfänger/To	
Firma	**Erste Bank**	Firma	**SEC Headquarters**
Abteilung/Firma dept.	**Investor Relations**	Abteilung/Firma dept.	**International Corporate Finance Division**
			Paul Dudek
Mitarbeiter/ attn.		Mitarbeiter/ attn.	**Chief Officer of International Corporate Finance**
Telefon	**+43 (0)5 0100 - 13036**	Fax	**001 202 772 9207**
Fax	**913036**		
E-Mail	**investor.relations@erstebank.at**		

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Nachricht/Message
„Rule 12g3-2 promulgated under the Securities Exchange Act 1934, paragraph (b)(1)(i)“

06016699

Please find attached today's IR-Release.

Best regards,
Investor Relations Team
Erste Bank der oesterreichischen Sparkassen AG

A-1010 Wien, Graben 21
Fax +43 (0)5 0100 - 13112
mailto:investor.relations@erstebank.at
http://www.erstebank.com/investorrelations

PROCESSED
SEP 11 2006
THOMSON FINANCIAL

Datum/Date: **04.08.2006**

9/11

ERSTE BANK

INVESTOR INFORMATION

Vienna, 29 August 2006

Vienna Insurance Group and Erste Bank will not participate in the bidding process for BAWAG

WIENER STÄDTISCHE Versicherung AG (Vienna Insurance Group) and Erste Bank der oesterreichischen Sparkassen AG announce that they will definitely not be placing a bid during the current process for the sale of trade union bank BAWAG.

After examining the available sales documents in detail, both companies have come to a joint decision not to participate in the bidding process. This decision was made because the specified sales terms put Austrian banks and insurance companies at a disadvantage vis-à-vis foreign bidders.

For more information, please contact:
Erste Bank, Investor Relations
Graben 21, 1010 Vienna, Austria, Fax: ++43 (0) 5 0100 Ext. 13112
Gabriele Werzer, Tel. +43 (0) 5 0100 Ext. 11286, E-mail: gabriele.werzer@erstebank.at
Thomas Sommerauer, Tel. +43 (0) 5 0100 Ext. 17326, E-mail: thomas.sommerauer@erstebank.at
Josef Kerekes, Tel. +43 (0) 5 0100 Ext. 16878, E-mail: josef.kerekes@erstebank.at

This release is also available on our website at http://www.erstebank.com/investorrelations in the news section.